Issuer Free Writing Prospectus
Filed pursuant to Rule 433(d)
Registration Statement No. 333-178626
February 19, 2014

Department of Finance Canada | Ministère des Finances Canada

HSBC J.P.Morgan RBC Capital Markets Scotiabank

Use of Proceeds

- The USD issue will provide funds to supplement and diversify Canada's foreign exchange reserves. Proceeds will not be used for financing Canada's deficit, or any other kinds of government financing or program spending, which are financed exclusively through domestic C$ borrowing programs.
- Canada holds its foreign exchange reserves in the Exchange Fund Account (EFA). EFA assets provide foreign-currency liquidity and support the promotion of orderly conditions for the Canadian dollar in foreign exchange markets. Funds for the EFA can be raised through cross-currency swaps of Canadian dollar borrowings, foreign currency-denominated debt issues and outright purchases of foreign currency.
- Most recently, Canada issued a US$3 billion global in 2012. Prior to that, Canada issued a US$3 billion and a Euro 2 billion in 2009 and 2010 respectively. The USD issue will further add to the diversification of the Government's sources of foreign-currency financing.

Transaction Details

Principal Amount:	US$ Benchmark	Expected Pricing:	20 Feb 2014
Offering Type:	USD Global	Expected Settlement:	27 Feb 2014
Expected Maturity:	5 years	Syndication Process	100% Pot Transaction
Deal Announced:	19 Feb 2014	Lead Managers	HSBC, JPM, RBC, Scotia

Issuer Description

- Canada is the 2nd largest country by total land area with significant natural resource wealth. It is the 11th largest country by GDP[1] with nominal GDP of CAD 1.8 trillion in 2012. Canada has an estimated population of over 35 million in 2013.
- Canada enjoys a well diversified economy that includes manufacturing, financial services, commodities and high-technology.
- Canada is an export-oriented economy with the U.S. as its main trading partner. Canada is the U.S.'s largest supplier of energy, including oil, gas, and electric power.[2]
- Canada has a sound monetary policy and a flexible exchange rate. The Bank of Canada maintains a policy of targeting inflation (1% - 3%) and allowing the exchange rate to float.
- Total Government Net Debt-to-GDP was 34.7% in 2012.[1] (Note: this measure includes the federal, provincial/territorial and local government sectors, as well as the Canada Pension Plan and Quebec Pension Plan.)
- Current government is parliamentary majority led by the Conservative Party.

Key Selling Points

- **Lowest Total Government Net Debt-to-GDP ratio** among G7 countries in 2012 (34.7% vs. U.S. 84.1%, France 84.0%, U.K. 81.6%, Germany 57.4%).[1]
- **Resilient economy** - The deterioration of Canada's economy over the course of the global recession was less severe than in all major industrialized countries. Canada is the only G7 country with Germany to have recovered more than all of the real GDP and employment lost during the recession. Private sector forecasters[3] expect 2.4% real GDP growth for the 2013-2018 period.
- **Leading World Class Financial System** – For five years in a row, the World Economic Forum Survey has ranked the Canadian banking system as the soundest in the world. A recent Bloomberg report included four Canadian financial institutions in the list of the world's top 10 strongest banks, more than any other country.
- **Resilient Labor Market** – Canada has experienced the strongest employment growth in the G7 with over 1 million jobs created since the recession ended, and employment is now 3.6% above its pre-recession peak. The increase in employment in Canada has led to a drop in the unemployment rate to 7.0%.
- **Aaa/AAA (Stable/Stable) Credit Rating** - Canada is the only country in the G-7 to receive a triple-A rating with a stable outlook from all the major credit rating agencies. Outlook is stable by ratings agencies due to Canada's "economic resiliency, very high government financial strength, and a low susceptibility to event risk."
- **Rarity Value** - As an infrequent issuer, Canada will have a strong scarcity value. Given the benchmark size of the transaction, liquidity is expected to be strong.

Credit Ratings

	Moody's	S&P	Fitch	DBRS
Local Currency	Aaa	AAA	AAA	AAA
Outlook	Stable	Stable	Stable	Stable
Foreign Currency	**Aaa**	**AAA**	**AAA**	**AAA**
Short Term	P-1	A-1+	F1+	R-1(high)

Statistics & Forecasts[2]

	2010	2011	2012	2013F	2014F	2015F	2016F	2017F
Real GDP (YoY%)	3.4	2.5	1.7	1.7	2.3	2.5	2.5	2.3
CPI (YoY%)	1.8	2.9	1.5	1.0	1.5	1.9	2.0	2.0
Unemployment Rate (%)	8.0	7.4	7.2	7.1	6.8	6.6	6.4	6.3

Canada

Source: Statistics Canada, unless otherwise noted.

1. Source: IMF October 2013 World Economic Outlook Database; 2. Source: U.S. Energy Information Administration; 3. Source: Statistics Canada, December 2013 survey of private sector economists

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free at 1-866-811-8049.

You may access the prospectus related to the offering summarized herein on the SEC website at: http://www.sec.gov/Archives/edgar/data/230098/000119312512031295/d291870dsba.htm